UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.
(Exact Name of Registrant as Specified in Charter)

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  □  Form 40-F ⊠

INCORPORATION BY REFERENCE

Exhibits 5.1, 10.1, and 23.1 of this Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-273197).

On February 23, 2024, ImmunoPrecise Antibodies Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Clear Street LLC (“Clear Street”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Clear Street, common shares, without par value, of the Company (the “Common Shares”). The offer and sale of the Common Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-273197), previously declared effective by the Securities and Exchange Commission on August 14, 2023 (the “Registration Statement”), as supplemented by the prospectus supplement relating to the Common Shares which may be issued from time to time pursuant to the Sales Agreement, dated February 23, 2024 (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to $60 million of Common Shares (the “Shares”).

Under the Sales Agreement, Clear Street may sell Shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on The Nasdaq Global Market, or on any other existing trading market for the Common Shares.

The Company is not obligated to make any sales of Common Shares under the Sales Agreement and no assurance can be given that it will sell any Common Shares under the Sales Agreement, or, if it does, as to the price or number of Common Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to Clear Street as sales agent is equal to 3.0% of the gross proceeds of the Common Shares sold pursuant to the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.

Date: February 23, 2024	By:	/s/ Kristin Taylor
	Name:	Kristin Taylor
	Title:	Chief Financial Officer

EXHIBIT INDEX

5.1	Opinion of Norton Rose Fulbright Canada LLP regarding legality of securities being registered
10.1	Sales Agreement, dated February 23, 2024 by and between ImmunoPrecise Antibodies Ltd. and Clear Street LLC
23.1	Consent of Norton Rose Fulbright Canada LLP (included in Exhibit 5.1)